September 13, 2012

VIA EDGAR

Mr. Kevin W. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:	Itaú Unibanco Holding S.A. Form 20-F for Fiscal Year Ended December 31, 2011 Filed March 30, 2012 File No. 001-15276

Dear Mr. Vaughn:

This letter sets forth the responses of Itaú Unibanco Holding S.A. (the “Company”) to the comments contained in your letter, dated August 29, 2012, relating to the Annual Report on Form 20-F of the Company for the year ended December 31, 2011 filed with the Securities and Exchange Commission (the “Commission”) on March 30, 2012 (the “Annual Report”).  The comments of the Commission (the “Staff”) are set forth in bold/italics and the Company’s responses are set forth in plain text immediately following each comment.

Form 20-F for Fiscal Year Ended December 31, 2011

Business Overview, page 23

Liquidity Risk Management, page 44

1.	We note your disclosure here regarding your contingency plans for critical situations as well as your disclosure on page 135 regarding your “operation reserve”. Please revise this section or another section of your future filings as appropriate to address the following:

•	Discuss whether you maintain a liquidity pool at either the parent company level or a lower level such as the individual subsidiary, business unit, or country level.

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Mr. Kevin W. Vaughn Division of Corporation Finance	September 13, 2012

•	If so, disclose the amount and types of securities included within this pool.
•	Consider providing further granular data about these different liquidity pools.
•	Briefly discuss how you manage the reserve levels between these levels as well as any regulatory requirements for minimum amounts at various levels.
•	To the extent that there are significant fluctuations in the amount of the liquidity pool intra-period, disclose the weighted average amount of the liquidity pool(s), in addition to the period-end balance(s).

Response to Comment No. 1

We propose to expand the disclosure under “Item 5. Operating and Financial Review and Prospects – 5B. Liquidity and Capital Resources” on page 135 of our Annual Report in future filings. For example, such revised disclosure would read as follows (marked changes indicate revisions to the disclosure in our Annual Report):

“The Institutional Treasury unit of Itaú Unibanco Holding has ultimate responsibility for managing liquidity within the consolidated group, including for all business units outside of Brazil and the individual treasury functions report to it.

Operationally we maintain separate liquidity pools at our Brazilian operations and at each of our subsidiaries in Latin America and Europe.

Our Brazilian operations include the financial institutions in Brazil (the most important ones in terms of size being Itaú Unibanco Holding S.A., Itaú Unibanco S.A. and Itaú BBA S.A.) and the entities used by the Brazilian operations for funding and serving their clients abroad (the most important ones in terms of size being Itaú Unibanco Holding S.A., Cayman Branch, Itaú Unibanco S.A., Cayman Branch, Itaú BBA S.A., Nassau Branch and Itaú Bank, a Cayman Islands indirect subsidiary of Itaú Unibanco Holding S.A.).

Each subsidiary in Latin America (e.g., in Chile, Argentina, Uruguay and Paraguay) and in Europe has its own treasury function with significant autonomy to manage liquidity according to local needs and regulations, while mantaining compliance with the liquidity limits established by Itaú Unibanco Holding senior management. In general there are no liquidity transfers between subsidiaries or between the head office and a subsidiary, except under very specific circumstances, like targeted capital increases.

There are no liquidity pool minima established by Brazilian regulators, nor by regulators in the countries where the above mentioned foreign entities operate.

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Mr. Kevin W. Vaughn Division of Corporation Finance	September 13, 2012

We define our consolidated group operational liquidity reserve as the total amount of assets that can be immediately turned into cash based on local market practices and legal regulations. The reserve generally includes: cash and deposits on demand, funded positions of securities purchased under agreements to resell and unencumbered government securities.

The table below presents our operational liquidity reserve as of December 31, 2010 and 2011, as well as the weighted average.”

		(in R$ million)
	As of December 31,		2011
	2010	2011	average
Cash and deposits on demand	10,493	10,633	11,534
Funded positions of securities purchased under agreements to resell	24,777	25,438	15,119
Unencumbered government securities	24,006	44,741	35,021
Liquidity reserve	59,276	80,812	61,674

Regulation by Central Bank, page 55

Treatment of Past Due Debts, page 61

2.	You disclose here that for purposes of Central Bank requirements, transactions are classified as level AA, A, B, C, D, E, F, G, or H. In future filings, please revise this section, or another section as appropriate, to explain the meaning of these classifications, and identify how they relate to your internal classifications of strong, satisfactory, higher risk, or impairment as discussed on page 102.

Response to Comment No. 2

In response to the Staff’s comment, we clarify that levels AA through H are used for Brazilian GAAP purposes only. Each level has a specific allowance percentage that is applied to it, as established by the Central Bank, and which we use to calculate our allowance for loan losses.

AA	A	B	C	D	E	F	G	H
0%	0.5%	1%	3%	10%	30%	50%	70%	100%

Under IFRS, allowance for loan losses is based on our internally developed incurred loss models, which calculate the allowance by multiplying the probability of default by the client or counterparty (PD) by the potential for recovery on defaulted credits (LGD) for each operation, as described in note 2.4. G VIII, of our consolidated financial statements.

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Mr. Kevin W. Vaughn Division of Corporation Finance	September 13, 2012

The risk levels Strong, Satisfactory, Higher Risk, and Impairment are determined based on the probability of default, following an internal scaling determined by us, as set out in note 35 of our consolidated financial statements.

Internal Rating	PD
Strong	Lower than 4.44%
Satisfactory	From 4.44% up to 25.95%
Higher Risk	Higher than 25.95%
Corporate operations with PD higher than 31.84%
Impairment	Operations past due for over 90 days
Renegotiated operations past due for over 60 days

In addition, we would like to mention to the Staff that we intend to revise the “Regulation by Central Bank” section, in order to clarify our disclosure.

Item 5. Operating and Financial Review and Prospects, page 114

5A. Operating Results, page 114

Effects of the Global Financial Markets on our Financial Condition and Results of Operations, page 114

3.	Please respond to the following regarding the disclosure of your exposure to certain European nations:

•	It is not clear whether the amounts presented here represent your gross exposure or your net exposure after taking into account guarantees, collateral, impairments, etc. Please revise your future filings to clarify whether such amounts are net or gross. To the extent such amounts are presented on a net basis, please expand your presentation to also disclose your exposure on a gross basis. See CF Disclosure Guidance: Topic No. 4 European Sovereign Debt Exposures for further guidance.
•	We note your disclosure that you had a 19.04% equity interest in Banco BPI S.A. at December 31, 2011. You also disclose that Banco BPI had sovereign securities issued by governments of the GIIPS Countries in its portfolio classified as available-for-sale for which carrying amount exceeded fair value and with respect to which you recognized your interest in such unrealized loss representing an amount in accumulated other comprehensive income of R$ 245 million as of December 31, 2011. Please tell us specifically what countries these securities relate to and how such securities have been considered for impairment. Also, clarify whether such disclosure is meant to convey that the carrying value exceeded the fair value of the securities by R$ 245 million or if the R$ 245 million represents your 19.04% interest in the excess of their carrying value over fair value. Please also clarify whether you mean these amounts are recorded in your accumulated other comprehensive income or in the accumulated other comprehensive income of Banco BPI.

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Mr. Kevin W. Vaughn Division of Corporation Finance	September 13, 2012

Response to Comment No. 3

We propose to expand our disclosure under “Item 5. Operating and Financial Review and Prospects – 5A.Operating Results – Overview – Effects of the Global Financial Markets on Our Financial Condition and Results of Operations” in our future filings. For example, such expanded disclosure would read as follows (marked changes indicate revisions to the disclosure in our Annual Report):

“Our gross exposure as of December 31, 2011 to the sovereign bonds of Greece, Ireland, Italy, Portugal and Spain, or the GIIPS Countries, as well as to financial institutions and other corporations and small businesses and individuals domiciled in those countries, is set forth in the table below, in millions of reais:

December 31, 2011
	Segment	Credit	Co-obligation	Sovereign	Bond	Derivative	Total Exposure
Greece	Corporate	-	-	-	-	-	-
	Financial
Ireland	Corporate	-	-	-	-	-	-
	Financial
Italy	Corporate	-	-	-	-	-	-
	Financial	-	6	-	-	-	6
Portugal	Corporate	880	4	-	-	1	884
	Financial	-	-	-	43	6	49
Spain	Corporate	1,459	28	418	-		1,906
	Financial		132			22	153
Total		2,339	170	418	49	29	2,998

The gross exposure presented above as of December 31, 2011amounted R$2,998 million, with co-obligations in the amount of R$170 million, primarily related to our exposure to corporate credits. The disclosure above has been measured at our estimated realizable value which is updated depending on its nature (such as pledged amounts in current accounts used to collect customer receivables, financial investments, real estate, machinery and equipment or others), except for guarantees provided by third parties where the amount corresponds to the outstanding debt. Our derivatives related to GIIPS countries as of December 31, 2011 amounted R$29 million.

In addition to the exposure described above and reflected in our consolidated financial statements, we are also exposed to the GIIPS Countries through our investment in our equity investee Banco BPI S.A., or Banco BPI, in which we had a 19.04% interest at December 31, 2011. Banco BPI is one of the five largest banks in Portugal. As disclosed in note 12 to our consolidated financial statements, our investment in Banco BPI as of December 31, 2011 amounted to R$219 million. Banco BPI had sovereign securities issued by governments of the GIIPS Countries in its portfolio classified as available-for-sale for which carrying amount exceeded fair value and with respect to which we recognized our interest of 19.04%in such unrealized loss, representing an amount in our accumulated other comprehensive income of R$245 million as of December 31, 2011.”

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Mr. Kevin W. Vaughn Division of Corporation Finance	September 13, 2012

We advise the Staff that in futures filings, we will not be disclosing the exposure of Banco BPI to the sovereign bonds of the GIIPS Countries because we sold our 18.87% interest in Banco BPI on April 20, 2012 to Caixabank, S.A., a company of the La Caixa Group, and received approximately €93 million. This transaction negatively impacted our net income by R$205 million, net of taxes, and positively impacted our stockholder’s equity by R$106 million.

The exposure of Banco BPI as of December 31, 2011 to the sovereign bonds of the GIIPS Countries that impacted our other comprehensive income is set forth in the table below, in millions of reais:

December 31, 2011
		Provision for
	Cost	adjustment to market value	Market value
Sovereign bonds - Available for sale
Portugal	7,237	(2,202)	5,035
Italy	2,443	(338)	2,105
Ireland	870	(144)	726
Greece	-	-	-
Total	10,550	(2,685)	7,865

The fair value of exposures to Portugal, Italy and Ireland was determined based on prices in international markets, and were not considered as impaired. Due to the significant decrease in trading volumes of Greek sovereign bonds, after recognition of impairment losses during 2011, Banco BPI reclassified these securities from financial assets available for sale portfolio to loans to customers portfolio as of October 31, 2011. Banco BPI recorded impairment losses of R$1,141 million in the fourth quarter of 2011 for exposure to Greek sovereign bonds, which reduced our net income by R$143 million in 2011.

Results of Operations for the Year Ended December 31, 2011 compared to Year Ended December 31, 2010, page 119

Highlights, page 119

4.	In your future filings, please revise this section or another section as appropriate to more clearly and specifically address the recent trends in your loan portfolio, credit quality, and allowance ratios.

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Mr. Kevin W. Vaughn Division of Corporation Finance	September 13, 2012

•	Clearly explain the reasons for the significant growth in your various loan portfolios of the last few years.
•	Clearly address any changes in underwriting standards on particular portfolios or specific underwriting initiatives
•	More clearly address the recent growth in your nonperforming loans, impaired loans, and renegotiated loans, as well as the decreases in your coverage ratios. Identify the reasons for these increases and how you considered the increases in such balances and decreases in the coverage ratios in your allowance for loan losses.

Response to Comment No. 4

We propose to expand our disclosure under “Item 5. Operating and Financial Review and Prospects – 5A. Operating Results – Results of Operations for Year Ended December 31, 2011 Compared to Year Ended December 31, 2010” in our future filings. For example, such expanded disclosure would read as follows (marked changes indicate revisions to the disclosure in our Annual Report):

“For the year ended December 31, 2011, our net income attributable to owners of the parent company was R$13,837 million and our total stockholders’ equity was R$73,941 million.

As of December 31, 2011, total loan operations and lease operations was R$346,264 million, a 17.4% increase compared to December 31, 2010. Loans to individuals increased by 18.7%, while loans to companies increased by 14.3% compared to December 31, 2010. During 2011, we maintained our strategy of increasing the volume of credit card lending, personal loans, mortgage loans and loans to middle market companies, with personal loans increasing at a higher rate than other segments. We highlight that mortgage loans and rural loans portfolios (which are regulatory required loans) are presented within loans to individuals or loans to companies, as appropriate, according to the type of client.

Loans to individuals totaled R$148,127 million in 2011, an increase of R$23,340 million, or 18.7%, compared to 2010. This increase is primarily a result of a 49.8% growth in personal loans, totaling R$35,253 million, as a consequence of the increase in credit limits as well as additional product offerings to our customer base. Mortgage loans in 2011 compared to 2010 increased 66.7%, totaling R$13,450 million, as a result of the favorable Brazilian mortgage market, which presented the highest growth in 2011. Vehicle financing increased 0.5% in 2011 compared to 2010, totaling R$60,463 million, due to a) the low overall growth in this market in Brazil, related to the macroprudential measures taken by the government at the end of 2010 (i.e., increase in capital requirements for such transactions, considering the percentage of down-payment and the tenure of the contracts, as established by Circular 3,515/Central Bank of December 3, 2010), b) higher non-performing loan (NPL) levels and c) tightening of our underwriting standards.

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Mr. Kevin W. Vaughn Division of Corporation Finance	September 13, 2012

Loans to companies totaled R$178,878 million in 2011, an increase of R$22,345 million, or 14.3%, compared to 2010. Loans to small and medium companies increased R$5,699 million, or 7.1% in 2011 compared to 2010, totaling R$85,649 million and loans to corporate customers increased R$16,646 million, or 21.7%, in 2011 compared to 2010, totaling R$93,229 million. In 2011, we focused our underwriting initiatives on medium and large companies, which typically have lower delinquency rates, and grew consistent with the banking industry as a whole. In addition, the depreciation of the real against other currencies, especially the U.S. dollar, also contributed to the growth of our medium to large companies portfolio since certain of our loans are denominated, or originated in, such currencies.

Due to the higher non-performing loan (NPL) levels observed in our small businesses portfolio (mainly in the first half of 2011) and in our vehicle financing portfolio (especially in the second half of 2011), we tightened our underwriting standards and required either more collateral or higher down payments, and reduced the maturity of loans within these portfolios. These changes, combined with the slowing growth of the Brazilian market, resulted in a slight reduction of our small companies loan portfolio and in the overall stability in the vehicle financing portfolio.

Losses on loans and claims represent the total of expenses for allowance for loan losses, recovery of loans written off as losses and expenses for claims. In 2011, our losses on loans and claims increased from R$12,938 million in 2010 to R$16,072 million in 2011 a R$3,134 million increase, or 24.2%, mainly due to an increase of expenses for allowance for loan losses and to a lesser extent to an increase of expenses for claims, partially offset by an increase of the recovery in loans written off as losses.

During 2011, delinquency levels increased both in our portfolio and in the Brazilian financial system. This increase led to higher incurred losses, especially in the small companies and vehicle financing portfolios, and to an increase in expenses for allowance for loan losses from 2010 to 2011. For more details on how we calculate allowance for loan losses, see note 35.1 of our consolidated financial statements.

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Mr. Kevin W. Vaughn Division of Corporation Finance	September 13, 2012

As of December 31, 2011, the ratio of 90-day non-performing loans as a percentage of our total loan portfolio increased to 4.9%, compared to 4.2% as of December 31, 2010, in line with the Brazilian banking industry average (based on Brazilian Central Bank data), due to higher non-performing loan (NPL) levels in the small companies portfolio, especially in the first half of 2011, and higher NPL levels in the vehicle financing portfolio in the second half of 2011. Due to an increase in non-performing loans, the 90-day coverage ratio reduced from 161% in 2010 to 142% in 2011. The decrease in the coverage ratio reflects the mechanics of our provisioning model. When there is evidence of impairment, the incurred loss model increases  provision, increasing the coverage ratio. However, the related transactions are not necessarily overdue for more than 90 days, and are therefore not yet considered non-performing. When the loan transaction becomes overdue by more than 90 days and nonperforming balances actually increase, most of the provisions have already been made and the coverage ratio decreases. In addition, impaired loans (as reflected in Note 35.6 of our consolidated financial statements) increased from R$13,878 million in 2010 to R$18,852 million in 2011, due to growth of loans to individuals and small and medium companies.

Credits under renegotiation, including extended, modified and deferred repayments, increased to 4.2% of our total portfolio, mainly due to the increased amount of renegotiation of collateralized loans (mainly vehicle loans) as of December 31, 2011, compared to 3.1% as of December 31, 2010.”

5F. Tabular Disclosure of Contractual Obligations, page 146

5.	It is not clear whether your table of contractual obligations includes or excludes the related interest expense on your long-term debt obligations. Please revise this table in future filings to include estimated interest payments on your long-term debt and interest-bearing deposits, and disclose any assumptions you made to derive these amounts. Please ensure that your estimated interest payments consider any fixed interest rate payments on your interest rate swaps or similar derivatives you use to manage interest rate risk on your long-term debt.

Response to Comment No. 5

We propose to change our disclosure under “Item 5. Operating and Financial Review and Prospects - 5F. Tabular Disclosure of Contractual Obligations” in our future filings, since the previous table did not include expected future interest payments. Such changed disclosure would read as follows (marked changes indicate revisions to the disclosure in our Annual Report) on December 31, 2011:

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Mr. Kevin W. Vaughn Division of Corporation Finance	September 13, 2012

(in millions of R$)
	Payments due by period
		Less than 1			More than 5
Contractial Obligations	Total	year	1-3 years	3-5 years	years
Interbank market debt (1)	101,951	47,763	37,769	10,839	5,580
Institutional market debt (1)	73,638	22,339	35,755	10,261	5,283
Operationg and capital (finance) lease obligations (1)	4,353	1,102	1,908	748	595
Guarantees and stand by letters of credit	51,530	11,502	5,314	1,910	32,804
Pension Obligation	245	17	15	14	199
Health Benefits	120	6	14	16	84
Total	231,837	82,729	80,775	23,788	44,545

(1) Includes total estimated interest payments. These estimated interest payments were calculated substantiality based on the Brazilian interbank forward rates at the specify periods.

“Our strategy to manage interest rate risk on our long-term debt does not include fixed interest rate swaps or similar derivatives.”

Consolidated Financial Statements

2.4 Summary of Main Accounting Practices, page F-15

VIII – Allowance for Loan Losses, page F-23

Reversal, Write-off, and Renegotiation, page F-26

6.	You disclose here that “Renegotiated loans are not considered to be in default. In subsequent periods, the asset is considered and disclosed as non-performing loan, when the renegotiated terms are not met.” Please revise your future filings to address the following regarding this disclosure:

•	Clarify how many payments must be received after a loan is renegotiated before you remove it from nonperforming and nonaccrual status.

•	Clarify how many payments must be missed for a renegotiated loan to be returned to nonaccrual status.

Response to Comment No. 6

We propose to provide the additional disclosure requested by expanding disclosure in “Note 2 – Summary of Main Accounting Practices – g) VIII – Allowance for Loan Losses – Reversal, Write-off, and Renegotiation” in our future filings. For example, such expanded disclosure would read as follows (marked changes indicate revisions to the disclosure in our Annual Report):

“If, in a subsequent period, the amount of the impairment loss decreases and the decrease is objectively related to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment is reversed. The amount of reversal is recognized in the consolidated statement of income under “Expense for allowance for loan losses”.

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Mr. Kevin W. Vaughn Division of Corporation Finance	September 13, 2012

When a loan is uncollectible, it is written off in the balance sheet under Allowance for loan losses. Loans are written off 360 days after such loans being past due or 540 days of being past due in the case of loans with original maturities over 36 months.

In general for all loan products, renegotiated loans require at least one payment to be made under the renegotiated terms in order for it to be removed from nonperforming and nonaccrual status. Renegotiated loans return to nonperforming and nonaccrual status when they reach 60 days past due under the renegotiated terms, which typically corresponds to the borrower missing two or more payments.”

o) Insurance Contracts and Private Pension, page F-30

7.	We note your policy disclosure here as well as your disclosure on page F-37 that you did not change your accounting policies for insurance contracts upon your transition to IFRS. Revise your insurance policy footnote in future filings to clearly identify which GAAP you are continuing to apply for your insurance contracts (BR GAAP or US GAAP).

Response to Comment No. 7

We propose to provide the additional disclosure requested by expanding disclosure in “Note 2 – Significant Accounting Policies - o) Insurance Contracts and Private Pension” in our future filings. For example, such expanded disclosure would read as follows (marked changes indicate revisions to the disclosure in our Annual Report):

“ITAÚ UNIBANCO HOLDING, through its subsidiaries, issues contracts to clients that have insurance risks, financial risks or a combination of both. A contract under which ITAÚ UNIBANCO HOLDING accepts significant insurance risks from its clients and agrees to compensate them upon the occurrence of a specified uncertain future event is classified as an insurance contract. The insurance contract may also transfer a financial risk, but is accounted for as an insurance contract, should the insurance risk be significant.

As permitted by IFRS 1, upon adoption of IFRS for the first time, ITAÚ UNIBANCO HOLDING elected not to change its accounting policies for insurance contracts, which follow accounting practices adopted in Brazil (“BRGAAP”).

2.5. Transition to IFRS, page F-36

a.XV) Hedge accounting, page F-38

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Mr. Kevin W. Vaughn Division of Corporation Finance	September 13, 2012

8.	We note your disclosure that an entity should not apply hedge accounting (as defined by IAS 39) in its consolidated balance sheet at the transition date if the instrument did not qualify as a hedge in accordance with IAS 39. Further, as a result of this requirement, hedge accounting was not applied for IFRS purposes on the transition date to certain hedge relationships that meet the criteria for hedge accounting in BRGAAP, but that do not meet all requirements of IAS 39 as of such date. Please tell us the following:

•	Tell us the hedging relationships (hedging instruments and hedged items) and types of hedges (i.e. cash flow, fair value, etc.) that were discontinued after your transition to IFRS.

•	Tell us your current accounting treatment of the derivatives and hedged items for which hedge accounting was discontinued upon adoption of IFRS.

•	Please clarify the financial statement impact of this change, since it is not clear from the reconciliation provided on page F-39.

Response to Comment No. 8

In response to the Staff’s comment, we clarify that the type of hedge that was discontinued after our transition to IFRS was a cash flow hedge. The hedging instruments were DI Futures (interbank interest rate) contracts traded on BM&FBovespa exchange and the hedged items were time deposits and repurchase agreements. The hedging relationship was intended to hedge the variability in cash flows of interest payments resulting from changes in the CDI interest rate, the interbank lending rate in Brazil.

We currently account for these hedging instruments under IFRS at fair value in the line item “Derivatives” on our balance sheet and we recognize gains and losses on these derivatives in the line item “Net gain (loss) from financial assets and liabilities” on our income statement. We currently account for these hedged items at amortised cost under “Deposits” and “Securities sold under repurchase agreements” on our balance sheet.

Upon adoption of IFRS for the first time, the discontinuation of these hedging relationships resulted in a reclassification of R$ 17 million from our statement of comprehensive income to our statement of income. This impact is presented in the reconciliation between BRGAAP and IFRS under the line “Cash flow hedge” (See note 2.5 Transition to IFRS, Item b. Reconciliation between BRGAAP and IFRS in our consolidated financial statements, under Adjustments that affect comprehensive income).

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Mr. Kevin W. Vaughn Division of Corporation Finance	September 13, 2012

9.	You disclose that IAS 39 requires the valuation of all derivative financial instruments at fair value, as well as the elimination of deferred gains or losses, recognized as assets or liabilities under BRGAAP prior to IFRS. However, it is not clear whether this requirement had an impact on your transition to IFRS. Please clarify the extent of the impact of such guidance.

Response to Comment No. 9

In response to the Staff’s comment, we clarify that this requirement of IAS 39 has not impacted our transition to IFRS. Under BRGAAP prior to our adoption of IFRS, we recognized all derivative financial instruments at fair value in our financial statements and we did not recognize deferred gains or losses as assets or liabilities.

Summary of the main differences between USGAAP and IFRS, page F-45 c.VI) Difference in consolidation between Variable Interest Entities (VIEs) (USGAAP) and Joint Ventures (IFRS), page F-46

10.	We note your disclosure that under IFRS, the interests held by an entity may not be defined as VIEs and that you “analyze these interests in accordance with IAS 31 requirements and conclude that these entities fall into the category of Joint Ventures” because the main operating and financial decisions in these entities are made jointly with other stockholders. Given that it appears that the power to direct the activities of a VIE that most significantly impact the VIEs economic performance is shared, please tell us how you determined that you should consolidate these VIEs under US GAAP. See ASC 810-10-05-8A.

Response to Comment No. 10

In response to the Staff’s comment, we clarify that we concluded under US GAAP that those entities (in which we and the other shareholders own 50% interest in the voting shares) are variable interest entities (VIEs), mainly due to the fact that these entities are thinly capitalized in relation to their overall activities. Those entities are consolidated by us since we are their primary beneficiary, because we have the power to direct certain activities that significantly impact each of the VIEs' economic performance (e.g. power to define credit, collection and pricing policies) besides the fact that we are also disproportionally exposed to the entities’ losses, since we finance all of their operations.

On the other hand, under IFRS, we first concluded that those entities do not meet the special purpose entity (SPE) concept. Although we understand that those entities are thinly capitalized, other indicators need to be considered, under IFRS, to determine if an entity is an SPE (examples of SPE indicators that are not identified in those entities: auto-pilot arrangements that restrict the decision-making capacity of the governing board or management, existence for financial engineering purposes etc.). After performing this first assessment, we subsequently concluded that those entities are joint ventures, based on the fact that we have joint control of these entities, since a number of strategic decisions, such as capital expenditures, approval of business plans, changes in strategic business directions, distributions and investments require unanimous shareholders’ consent. Additionally, even if one of the shareholders’ reduces its interest down to 35% in the voting shares, the unanimous consent would be still required.

The table below shows amounts included in the consolidated balance sheets and statements of income for jointly controlled entities (Joint Ventures) proportionally consolidated by ITAÚ UNIBANCO HOLDING:

(in R$ million)

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Mr. Kevin W. Vaughn Division of Corporation Finance	September 13, 2012

Note 30 - Fair Value of Financial Instruments, page F-127

11.	We note your disclosure that your “Other financial assets” has the same carrying and fair value. Please tell us and disclose in future filings the composition of your other financial assets and why you believe that carrying value approximates fair value.

Response to Comment No. 11

In response to the Staff’s comment, we clarify that the composition of the other financial assets are included in note 19a of our consolidated financial statements.

We propose to provide the additional disclosure requested by expanding disclosure in “Note 30 – Fair Value of Financial Instruments” in our future filings. For example, such expanded disclosure would read as follows (marked changes indicate revisions to the disclosure in our Annual Report):

“The methods and assumptions adopted to estimate the fair value are defined below:

a) Cash and Deposits on Demand, Central Bank Compulsory Deposits~~,~~ and Securities Purchased under Agreements to Resell ~~and Other Financial Assets~~ - the carrying amounts for these instruments approximate their fair values.

e) Other Financial Assets – primarily composed of receivables from credit card issuers, deposits in guarantee for contingent liabilities and trading and intermediation of securities. The carrying amounts for these assets approximate their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card acquirers, judicially required deposits (indexed to market rates) made by ITAÚ UNIBANCO HOLDING as guarantees for lawsuits or very short-term receivables (generally with a maturity of approximately 5 (five) business days). All of these items represent assets without significant associated market or credit risks.

Note 31 – Provisions, Contingencies, and Other Commitments, page F-133

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Mr. Kevin W. Vaughn Division of Corporation Finance	September 13, 2012

12.	We note your disclosure around your escrow deposits. In future filings, please revise to clarify how these amounts are reflected in your financial statements and the nature of any restrictions associated with these accounts.

Response to Comment No. 12

In response to the Staff’s comment, we clarify that the amount of R$ 5,178 million in escrow deposits as of  December 31, 2011 is presented in the Balance Sheet as “Other financial assets”. The total amount of escrow deposits is presented in the Note 19a – Other Assets under the item “Deposits in guarantee for contingent liabilities” is composed as follows:

December 31, 2011

Note 31 – Provisions, contingencies and other commitments

Escrow deposits
Tax	R$	5,178
Civil	R$	2,023
Labor	R$	2,409
Assets pledged as collateral for contingencies	R$	3,233
Deposits in guarantee for contingent liabilities – Total	R$	12,843

(Note 19a – Other Assets)

We propose to provide the additional disclosure requested by expanding disclosure in “Note 31 – Provisions, Contingencies, and Other Commitments” in our future filings. For example, such expanded disclosure would read as follows (marked changes indicate revisions to the disclosure in our Annual Report):

“d) Assets pledged as collateral for contingencies

Escrow deposits are generally required to be made with the court in connection with lawsuits in Brazil.  Individual escrow deposits are held by the court until a decision is made by the relevant court. In case of a decision against ITAÚ UNIBANCO HOLDING, the deposited amount is released from escrow and transferred to the opposing party in the lawsuit. In case of a decision in favor of ITAÚ UNIBANCO HOLDING, the deposited amount is released at the full amount deposited.”

Note 35 – Management of Financial Risks, page F-149

7. Renegotiated Loan Operations, page F-157

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Mr. Kevin W. Vaughn Division of Corporation Finance	September 13, 2012

13.	In future filings, please revise this section or your MD&A, as appropriate, to address the following:

•	Explain the various types of renegotiation programs you engage in, and quantify the amount of loans modified under each program.
•	Quantify your redefault rates.
•	Clarify how you consider redefaults (both at the time of the renegotiation as well as the time of the redefault) in determining the amount of your allowance.
•	Discuss any trends you are experience within your renegotiated loans.

Response to Comment No. 13

We propose to provide the additional disclosure requested by expanding disclosure in “Item 5. Operating and Financial Review and Prospects – 5A. Operating Results – Results of Operations for Year Ended December 31, 2011 Compared to Year Ended December 31, 2010 – Results of Operations – Interest on Loan and Lease Operations” in our future filings. For example, such expanded disclosure would read as follows (marked changes indicate revisions to the disclosure in our Annual Report):

“ITAÚ UNIBANCO HOLDING includes under renegotiated loans both loans for which the original terms of the contractual arrangements have been amended (amendments) and new credit transactions originated to settle one or more contracts or transactions of the same client (restructured loans). Amendments and restructured loans typically reflect changes in contract terms, rates or payment conditions. After the amendment or restructuring, the individual loan or loans which were previously overdue are no longer considered to be past due and are rated in the appropriate rating category, taking into consideration all available information including the renegotiation.

As of December 31, 2011, our renegotiated loan portfolio represented 4.2% of our total loan portfolio, compared to 3.1% in December, 2010.

At the end of 2011, the ratio of the allowance for loan and lease losses to the renegotiated portfolio was 46%. This coverage ratio decreased in 2011 because of the increase in the amount of collateralized renegotiated loans (mainly vehicle loans) and the incurred loss model that determines the provision level incorporates the value of collateral.

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Mr. Kevin W. Vaughn Division of Corporation Finance	September 13, 2012

The total amount of each type of renegotiated loan is shown below:

(in millions of R$, except percentages)
Type of Loan	Total Renegotiated Loans	Total Allowance for Loan Losses	Allowance for Loan Losses / Renegotiated Loans	Total Redefaulted Renegotiated Loans (*)	Redefaulted Renegotiated Loans / Renegotiated Loans
Restructured Loans	10,254	4,502	44.0%	3,000	29.3%
Amendments	4,316	2,190	51.0%	2,538	58.8%
Total	14,570	6,692	46.0%	5,538	38.0%

(*) Renegotiated loans are considered redefaulted after 60 days past due (which typically corresponds to the borrower missing two or more payments) at which time they are impaired and are considered nonperforming and nonaccrual. ITAU UNIBANCO HOLDING calculates the amount of allowance for loan losses for renegotiated loans based on incurred losses according to internal models which take into consideration the risk profile of both the transaction and the customer.

During 2011, the Brazilian economy experienced an increase in delinquency levels. As one of the largest banks in Brazil, this increase also affected our portfolio. In order to increase the recovery of loans overdue, and to reduce losses, we increased our collection and recovery initiatives. We require, however, that at least one installment be paid in order to consider the renegotiation to be valid and treat it as a renegotiated agreement.”

*          *          *          *

The Company is responsible for the adequacy and accuracy of the disclosure in its filings. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions regarding this letter, please do not hesitate to call the undersigned at + (55) (11) 5019-1792 or to send an e-mail to caio.david@itau-unibanco.com.br.

Sincerely,

/s/Sérgio Ribeiro da Costa Werlang
Sergio Ribeiro da Costa Werlang, Chief Risk Officer

/s/Caio Ibrahim David
Caio Ibrahim David, Chief Financial Officer

cc	Roberto Egydio Setubal, Chief Executive Officer
Alfredo Egydio Setubal, Investor Relations Officer

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